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                              August 1, 2022

       Eiji Nagahara
       President and Chief Executive Officer
       LEAD REAL ESTATE CO., LTD.
       6F, MFPR Shibuya Nanpeidai Building 16-11
       Nampeidai-cho, Shibuya-ku
       Tokyo, 150-0036, Japan

                                                        Re: LEAD REAL ESTATE
CO., LTD.
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Submitted July 22,
2022
                                                            CIK No. 0001888980

       Dear Mr. Nagahara:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 27, 2022 letter.

       DRS/A filed on July 22, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates, page 54

   1. We note your response to comment 2 and revised disclosure on page 54. Given your disclosure on page F-8
that the adoption of ASC 606 did not have a material effect on your consolidated
financial statements, it is still not clear to us how the adoption of ASC
                                                        606 in July 2019
resulted in an increase in your revenue and receivables for the reported periods. To the extent
you continue to believe that the adoption of ASC 606 did have an impact by increasing
your revenue and receivables for the reported periods, please clarify
 Eiji Nagahara
LEAD REAL ESTATE CO., LTD.
August 1, 2022
Page 2
      and further expand your disclosures to discuss the significant changes the adoption of
      ASC 606 had on your revenue recognition policies when compared to the pre ASC 606 periods.
1. Nature of Operations and Significant Accounting Policies
Revenue Recognition, page F-8

2. We note your response to comment 3 that the Company is using the input method and recognize revenue based on costs incurred through the construction process relative to the total expected costs of construction. We further note that the Company uses certain measures of progress during the construction process. Please clarify how the
      Company is using such measures of progress and how, if any, such measures of progress impact the amount of revenue recognized on any given contract. In that regard, we note that such measures of progress appear to be similar to milestones which are more consistent with use of an output method rather than an input method.
3. We note your response to comment 4 where you indicate that you do not believe that the disclosure requirements related to contract assets and contract liabilities in ASC 606-10-
      50-8 are applicable. However, we note that the Company recognizes customer deposits related to amounts billed upon execution of your Land Sales and Construction Contracts.
      Therefore, it would appear that such amounts represent a contract liability consistent with the guidance in ASC 606-10-45-2. Please clarify and/or provide the disclosures outlined in ASC 606-10-50-8(b) for the periods presented.
7. Debt, page F-43

4. We note your response to comment 7. We note that you present 1,892,468 JPY of short term land borrowings as due in 2023 in your contractual obligations table disclosed on page 53. Please tell us why such an amount should not be included in the column due in
      2022 considering that your short term land borrowings are all classified as short term on your consolidated balance sheets and have a maturity of 3 to 6 months based on your disclosures on page F-43. Please revise or advise.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,
FirstName LastNameEiji Nagahara
                                                              Division of
Corporation Finance
Comapany NameLEAD REAL ESTATE CO., LTD.
                                                              Office of Real
Estate & Construction
August 1, 2022 Page 2
cc:       Ying Li, Esq.
FirstName LastName